Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Announcement on the Resolutions of the Twenty-Fourth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The twenty-fourth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on May 25, 2023 in Beijing. The directors were notified of the Meeting by way of a written notice dated May 18, 2023. All of the Company’s eight directors attended the Meeting. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the Solvency Stress Test Report of the Company for the Year of 2022

Voting result: 8 for, 0 against, with no abstention

2.	Proposal on the Asset and Liability Management Report of the Company for the Year of 2022

Voting result: 8 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

May 25, 2023